Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

March 29, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Christian Windsor
Special Counsel
Office of Financial Services

Re:	Carolina Financial Corporation (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-209440)

Ladies and Gentleman:

The Registrant hereby requests withdrawal of our previous request for acceleration of the Registration Statement referred to above.

Sincerely,

Carolina Financial Corporation

By:	/s/ William A. Gehman, III
William A. Gehman
Chief Financial Officer